

martin currie

INSIGHT

30 November 2003

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$27.07
Market price	US$32.74
Premium/discount	20.95%
Fund size	US$272.72

*Source: State Street Corporation/Martin Currie Inc

At 30 November 2003	China Fund NAV US$	MSCI Golden Dragon US$
One month return*	0.5%	-2.2%
One year return*	73.2%	32.7%

MANAGER'S COMMENTARY

In November, Chinese markets suffered what we think will be a short-term correction. There were a number of reasons for investors to lock in some profits, apart from the approaching holiday season and year-end. We have seen a big increase in equity supply, in the form of IPOs and placements. Presidential electoral politics also played a role in both the US, where the administration decided to protect the US bra and TV industries from the ravages of Chinese competition, and in Taiwan, where the introduction of a referendum law backfired on the ruling party. However, our recent company visits (your managers met 80 management teams in November) indicate no slowdown in corporate growth. The main concern, at least from down-stream industries, is increasing input costs. There are some 'hot' industries that face the prospect of overcapacity, such as autos, steel and high-end property. But it will take time for the investment decisions made this year to be turned into new productive facilities, and your Fund's portfolio is duly cautious on these sectors.

Trade numbers continue to be strong - embarrassingly so for the authorities, who are struggling to hold down the currency. Exports, boosted ahead of the approaching cut in VAT rebates, rose by 36.7% in October, and imports by 39.7%, for an impressive monthly export surplus of US$5.7bn. This takes total foreign exchange reserves to over US$400bn.

There were encouraging noises from government about continued reform of the state-owned sector. According to Li Rongrong, chairman of the state-owned Assets Supervision and Administration Commission: "There is still a bulk of enterprises that need to be closed down. We will work hard over the next five years to make those enterprises that are qualified for closure and bankruptcy, including mines which are depleted, quit the market."

The limit on foreign ownership of Chinese banks is likely to be lifted to 20%. Amongst the steady flow of news regarding Sino-foreign tie-ups, one of the more imaginative is the announced merger between the TV operations of **TCL** and Thomson; **TCL** brings low-cost manufacturing and a high market share in China, Thomson brings brand names and market shares in the US (RCA) and Europe. **TCL** is one of the larger holdings in our portfolio.

INVESTMENT STRATEGY

Your Fund is 91.7% invested with holdings in 54 companies, of which 2 are unlisted. Following our financial year-end on 31 October, we have raised cash in anticipation of the dividend to be paid out in January. To do this, we have taken profits on some of larger positions, such as **Sohu**, **Chinadotcom** and **Anhui Conch Cement**.

When looking for new investments, we are concentrating on companies that focus on domestic sales, rather than exporters. We are particularly attracted to companies that will benefit from a pick-up in the rural economy, on the back of the new Rural Contract Law, as well as rising food prices. We are also finding value amongst Taiwan-listed China plays. During our visit to South Taiwan last week, it was difficult to arrange meetings as the senior managers were away, travelling on the mainland! It is clear where the bosses of corporate Taiwan are putting their money. As Damon Runyon said: "It may be that the race is not always to the swift, nor the battle to the strong - but that is the way to bet."

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The Direct Investment market in the PRC is beginning to become more active. Higher than anticipated growth and profitability is increasing the confidence of business managers to raise capital rather than merely testing market interest on a contingency basis. The buoyant equity and credit markets while increasing competition for new deals, are leading to favorable opportunities to exit and realize value for existing investments.

Our new deal origination focuses on established companies requiring expansion finance to fund a proven business model. Such companies can generate profit rapidly from incremental investment and are in a position to realize value, via IPO or other mechanisms, in a relatively short time.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS*

Market cap	$342.89m
Shares outstanding	10,073,173
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

ASSET ALLOCATION*



Hong Kong	50.0%
Taiwan	28.4%
New York	8.6%
Direct	2.0%
B shares	1.8%
Singapore	0.9%
Cash	8.3%

SECTOR ALLOCATION*

	% of net assets	MSCI Golden Dragon %
Industrials	20.6	13.8
Information technology	16.3	21.2
Consumer discretionary	14.6	7.4
Consumer staples	8.3	0.7
Utilities	7.3	9.0
Materials	7.1	6.2
Telecommunications	7.0	8.1
Financials	5.8	29.1
Health care	2.4	0.1
Energy	2.3	4.4
Cash	8.3	-
Total	**100.0**	**100.0**

PERFORMANCE* (IN US$ TERMS)

	NAV %	Market price %
One month	0.5	-5.8
Calendar year to date	71.6	138.1
3 years **	33.6	55.4

Past performance is not a guide to future returns.

DIRECT INVESTMENTS* (2.0%)

Captive Finance	*Financials*	1.1%
Tomoike Industrial (HK) Ltd	*Industrials*	0.9%

15 LARGEST LISTED INVESTMENTS* (45.4%)

Sohu Com Inc	*Information technology*	6.7
Chaoda Modern Agriculture	*Consumer staples*	5.0
TCL International	*Consumer discretionary*	4.2
Sinotrans Limited	*Industrials*	3.4
Fountain Set Holdings	*Materials*	3.1
Xinao Gas Holdings	*Utilities*	2.7
BYD Co	*Industrials*	2.6
Shenzhen Expressway	*Utilities*	2.5
Comba Telecom	*Telecommunications*	2.5
Yanzhou Coal Mining	*Energy*	2.3
Brilliance China	*Consumer discretionary*	2.1
Vanguard International	*Information technology*	2.1
Anhui Expressway	*Utilities*	2.1
Cathay Financial Holdings	*Financials*	2.1
China Metal Products	*Materials*	2.0

FUND PERFORMANCE (US$)

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**0.5**	**13.3**	**71.6**	**73.2**	**33.6**	**21.2**	**8.4**
MSCI Golden Dragon	-2.2	7.8	41.6	32.7	1.2	1.2	-
Hang Seng Chinese Enterprise Index	-0.8	15.2	93.3	101.7	34.0	15.3	-

*Source: State Street Corporation/Martin Currie Inc. #The Fund was launched on July 10, 1992. ** Annualised return

PERFORMANCE IN PERSPECTIVE†



THE CHINA FUND INC. PREMIUM/DISCOUNT†



DIVIDEND HISTORY CHART*



	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Income	0.04340	0.08530	0.00930	0.09100	0.08340	0.50030	0.07800	0.01110	0.00000	0.13205	0.06397
Long term capital gain	0.00000	0.03780	0.24120	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00069
Short term capital gain	0.01160	0.78720	0.35940	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.14971

Past performance is not a guide to future returns.

All charts as of 30 November 2003. †Source: Martin Currie Inc. *Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong 50.0%					
Chaoda Modern Agriculture (Holdings) Ltd	682 HK	HK$2.58	41,038,000	13,611,058	5.0%
TCL International Holdings Ltd	1070 HK	HK$2.73	32,318,000	11,343,301	4.2%
Sinotrans Limited-H	598 HK	HK$3.55	20,065,000	9,174,787	3.4%
Fountain Set (Holdings) Ltd	420 HK	HK$5.70	11,550,000	8,479,794	3.1%
Xinao Gas Holdings Ltd	2688 HK	HK$4.15	13,976,000	7,470,668	2.7%
BYD Co	1211 HK	HK$22.0	2,525,000	7,138,786	2.6%
Shenzhen Expressway Co., Ltd	548 HK	HK$2.45	21,494,000	6,782,843	2.5%
Comba Telecom Systems Consulting Holdings	2342HK	HK$3.68	14,174,000	6,709,316	2.5%
Yanzhou Coal Mining Co.	1171 HK	HK$6.30	7,786,000	6,368,198	2.3%
Brilliance China Automotive Holdings, Ltd	1114 HK	HK$3.50	12,882,000	5,807,374	2.1%
Anhui Expressway Co., Ltd	995 HK	HK$2.45	17,778,000	5,610,189	2.1%
TPV Technology, Ltd	903 HK	HK$4.20	9,968,000	5,392,446	2.0%
Proview Intl Holdings Ltd	334 HK	HK$2.05	17,644,000	4,658,857	1.7%
China Telecom Corporation Ltd.	728 HK	HK$2.50	14,000,000	4,508,131	1.6%
Golden Meditech Co., Ltd.	8180 HK	HK$2.28	13,950,000	4,087,748	1.5%
First Tractor Co., Ltd.	38 HK	HK$2.08	15,000,000	4,009,016	1.5%
Tack Fat Group International Ltd	928 HK	HK$0.84	34,296,000	3,710,660	1.4%
China Fire Safety	8201 HK	HK$0.53	53,565,000	3,656,667	1.3%
Anhui Conch Cement	914 HK	HK$9.10	2,326,000	2,771,277	1.0%
Beijing Capital International Airport Co., Ltd	694 HK	HK$2.75	7,520,000	2,663,661	1.0%
Jingwei Textile Machinery Co., Ltd	350 HK	HK$2.78	7,436,000	2,657,852	1.0%
Ocean Grand Chemicals Holdings Ltd.	2882 HK	HK$1.35	14,679,000	2,552,458	0.9%
Natural Beauty Bio-Technology Ltd	157 HK	HK$0.59	32,780,000	2,448,868	0.9%
Sino Golf Holdings Ltd	361 HK	HK$1.53	10,953,000	2,158,505	0.8%
Beiren Printing Machinery Holdings Ltd.	187 HK	HK$2.65	4,000,000	1,365,319	0.5%
Mainland Headwear Holdings	1100 HK	HK$2.60	1,626,000	539,295	0.2%
Arcontech, Corp	8097 HK	HK$0.17	18,386,000	409,696	0.2%
Taiwan 28.4%					
Vanguard International Semiconductor Corp.	5347 TT	NT$14.0	14,000,000	5,718,887	2.1%
Cathay Financial Holding Co., Ltd	2882 TT	NT$49.4	3,862,000	5,586,612	2.0%
China Metal Products	1532 TT	NT$31.6	5,873,408	5,434,837	2.0%
Merry Electronics	2439 TT	NT$56.0	3,254,208	5,336,329	2.0%
Chicony Electronics Co., Ltd	2385 TT	NT$65.5	2,500,960	4,796,863	1.8%
Chunghwa Telecom Co., Ltd	2412 TT	NT$50.5	3,055,000	4,517,643	1.7%
Wintek Corp.	2384 TT	NT$30.3	5,040,000	4,471,801	1.6%
Taiwan Green Point Enterprises Co., Ltd	3007 TT	NT$80.5	1,831,200	4,316,592	1.6%
Synnex Technologies International, Corp	2347 TT	NT$46.9	2,950,640	4,052,270	1.5%
China Motor Co	2204 TT	NT$60.0	2,140,000	3,759,883	1.4%
Polaris Securities Co., Ltd	6011 TT	NT$15.2	8,359,377	3,720,718	1.4%
Fubon Financial Holdings	2881 TT	NT$31.0	3,953,952	3,589,239	1.3%
Cheng Shin Rubber	2105 TT	NT$45.8	2,516,400	3,374,850	1.2%
Ability Enterprise Corp	2374 TT	NT$29.7	3,714,840	3,230,768	1.2%
Data Systems Consulting Co	2477 TT	NT$26.4	3,968,339	3,067,764	1.1%
Soft-World International Corp.	5478 TT	NT$126	790,000	2,914,788	1.1%
Taiwan Hon Chuan Enterprise	9939 TT	NT$41.6	2,345,520	2,857,208	1.0%
Altek Corp	3059 TT	NT$60.5	1,430,000	2,533,382	0.9%
Taiwan FamilyMart	5903 TT	NT$50.5	1,478,520	2,186,391	0.8%
Tainan Enterprises	1473 TT	NT$45.2	1,546,000	2,046,243	0.7%
B shares 1.8%					
China International Marine Containers Co., Ltd.	200039 CH	HK$13.3	2,442,747	4,172,059	1.5%
Luthai Textile Co., Ltd	200726 CH	HK$5.50	1,237,886	876,944	0.3%
New York 8.6%					
Sohu.com Inc	Sohu US	US$34.8	526,286	18,262,124	6.7%
Chinadotcom, Corp	China US	US$8.64	613,654	5,326,517	1.9%
Singapore 0.9%					
People's Food Holding	PFH SP	S$0.98	4,400,000	2,488,904	0.9%
Direct 2.0%					
Captive Finance Ltd			2,000,000	3,045,000	1.1%
Tomoike Industrial (H.K.) Ltd			825,000	2,362,823	0.9%
Cash 8.3%					

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com